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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K
[ X ] Form 10-Q   [   ] Form N-SAR

For Period Ended:  September 30, 1997        SEC File Number 0-18048
[   ] Transition Report on Form 10-K         CUSIP Number 783942 10 5
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:


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PART I - REGISTRANT INFORMATION

                   SA TELECOMMUNICATIONS, INC.
                    (Full Name of Registrant)

                1600 Promenade Center, 15th Floor
             (Address of Principal Executive Office)

Richardson, Texas                                         75080
(City and State)                                       (Zip Code)

Registrant's telephone number including Area Code:  (972) 690-5888
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PART II - RULES 12b-25(b) and (c)

       If   the   subject  report  could  not  be  filed  without
unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The reasons described in reasonable detail in Part
          III  of  this  form  could not  be  eliminated  without
          unreasonable effort or expense;
[X]       (b)   The  subject quarterly report  on  Form
          10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)   The  accountant's  statement  or  other
          exhibit required by rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

                       SEE ATTACHMENT III.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     HOWARD F. CURD             (972)             690-5888
       (Name)                (Area Code)     (Telephone Number)

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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?         [X]  Yes  [ ]  No

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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                                [X]   Yes [ ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                   See Attachment IV(3)

                   SA TELECOMMUNICATIONS, INC.
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1997

                              SA TELECOMMUNICATIONS, INC.



                              By:  /s/ HOWARD F. CURD
                                   --------------------------
                                   Howard F. Curd
                                   Chairman of the Board


                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-QSB
           FOR FISCAL QUARTER ENDED SEPTEMBER 30, 1997


      The Registrant was unable to timely file its Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 1997 because information with respect to the Registrant's liquidity position required by "Management Discussion and Analysis of Financial Condition and Plan of Operation" was dependent upon the consummation of additional financing and the outcome of discussions with certain creditors of the Registrant and its subsidiaries through November 14, 1997. Due to the fact that such events occurred immediately prior to the due date of November 14, 1997, the Registrant represents that it could not have eliminated the reasons causing such delay without unreasonable effort and expense.

                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-QSB
           FOR FISCAL QUARTER ENDED SEPTEMBER 30, 1997


      Based on current information and belief, management expects that the Registrant will report (1) a net loss for the three months ended September 30, 1997 of approximately $5,380,617 as compared to a net loss for the three months ended September 30, 1996 of $1,167,218, and (2) a net loss for the nine months ended September 30, 1997, of $15,440,738 as compared to net income for the nine months ended September 30, 1996 of $637,227 (including a net extraordinary gain on extinguishment of debt of $1,817,378). In addition, the Registrant is expected to report (1) a net loss per share of $0.34 for the three months ended September 30, 1997 as compared to a net loss of $0.07 per share for the three months ended September 30, 1996, and (2) a net loss per share of $0.99 for the nine months ended September 30, 1997 as compared to net income per share of $0.04 (including a net extraordinary gain on extinguishment of debt of $0.11 per share) for the nine months ended September 30, 1996.